Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304-1050
O: 650.493.9300
f: 650.493.6811
April 8, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3720

Attn:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Dietrich King

Re:	Ibotta, Inc.
Registration Statement on Form S-1
Filed March 22, 2024
File No. 333-278172
Ladies and Gentlemen:
On behalf of our client, Ibotta, Inc. (the “Company”), we submit this letter in response to the comments contained in the letter dated March 28, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Registration Statement on Form S-1 as filed by the Company on March 22, 2024. We are concurrently filing via EDGAR this letter and a Form S-1 (the “Form S-1”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Form S-1.
Registration Statement on Form S-1, Filed March 22, 2024
Risk Factors
Risks Related to our Business
Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and..., page 24

1.We note the amendment at the end of this risk factor, and in other risk factors, describing that downturns and store closures at publishers have and could pose a risk to your business. However, the title of this risk factor addresses the risk associated with maintaining and expanding your relationships with publishers. If downturns and store closures at publishers poses a material risk to your business, please either prepare a new risk factor describing that risk or update the risk factor heading of this risk factor to better describe the contents.
The Company has revised the disclosure on pages 13 and 26 in response to the Staff's comment to update the risk factor heading to: “Our business, financial condition, results of operations, and prospects will be adversely affected if we do not renew, maintain, and expand our relationships with existing publishers, add new publishers to the IPN, or if our publishers experience (as they have previously) downturns, store closures, or failures of their own businesses, or fail to adopt our additional offerings or fulfillment methods.”

Business
Ibotta's Value Proposition
Value for CPG Brands, page 121
2.In order to help investors assess the disclosure, please name the CPG client for whom your assistance helped them increase their market share from 30% to 40%.
The Company has revised the disclosure on page 123 to remove the referenced sentence in response to the Staff’s comment.
Value for Publishers
Build customer loyalty by enabling closed-loop rewards instead of discounts, page 126
3.We note you no longer reference Dollar General as your client that is also the leader in market share for the "dollar" sector. Please name the dollar sector market leader that has chosen Ibotta to deploy their rewards program.
The Company has revised the disclosure on page 127 in response to the Staff’s comment to name Dollar General as the small box discount retail market leader that has chosen Ibotta to deploy their rewards program.
Our Publisher Relationships, page 137
4.We note here, and throughout the registration statement, that references to Dollar General have been removed. Please tell us why the relationship no longer appears in your registration statement, as it previously appeared to be a material part of your business. In this regard, we note your relationship with Dollar General still features on your website.
The Company has revised the disclosures in the cover art and on pages ii, 1, 3, 8, 26, 36, 75, 87, 88, 114, 120, 127, 136, 138 and 139 to reinsert references to Dollar General.

If you have any questions or comments regarding this letter and the responses set forth above, please direct the questions to me at (650) 320-4597 or mbaudler@wsgr.com.

/s/ Mark Baudler
Mark Baudler
Wilson Sonsini Goodrich & Rosati, P.C.

cc:	Bryan Leach, Ibotta, Inc.
Sunit Patel, Ibotta, Inc.
David Shapiro, Ibotta, Inc.
Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.
Rachel Nagashima, Wilson Sonsini Goodrich & Rosati, P.C.
David Boston, Willkie Farr & Gallagher LLP
Tej Prakash, Willkie Farr & Gallagher LLP